UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                WANG LABORATORIES, INC.
                    (Name of Issuer)
                  Common Stock, par value $.01

                 (Title of Class of Securities)
                          93369N109
                         (CUSIP Number)
                          Alan M. Stark
          80 Main Street, West Orange, New Jersey 07052
                       (201) 325-8660
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                       April 24, 1995

     (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                          SCHEDULE 13D

CUSIP No.   93369N109                       Page 2 of 6 Pages
__________________________________________________________________
     1)   Names of Reporting Person S.S. or I.R.S. Identification
          No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)

                                                       (a) [ ]
                                                       (b) [ ]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
               N/A
_________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
               (7)  Sole voting Power
Number of           2,747,987
Shares Bene- ____________________________________________________
ficially       (8)  Shared Voting Power
owned by              548,629
Each Report- ____________________________________________________
ing Person     (9)  Sole Dispositive Power
With                2,747,987
_________________________________________________________________
               (10) Shared Dispositive Power
                      548,629
_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   3,296,616
_________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11) excludes
          certain shares:     N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    10.3%
_________________________________________________________________
     14)  Type of Reporting Person
                    I N

                        Page 2 of 6 Pages
Item 2.   Identity and Background.
          Omega Advisors, Inc. also serves as investment manager to Omega Overseas Partners II, Ltd., a Cayman Island corporation, with a business address c/o Hemisphere House, 9 Church Street, Hamilton HM 11, Bermuda.
Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 3,296,616 Shares. Of this amount, 1,227,428 Shares were purchased on behalf of Omega Capital Partners, L.P., at a cost of $9,826,579; 1,008,454 Shares were purchased on behalf of Omega Institutional Partners, L.P., at a cost of $8,070,688; 460,326 Shares were purchased on behalf of Omega Overseas Partners, Ltd., at a cost of $2,781,730; 51,779 Shares were purchased on behalf of Omega Overseas Partners II, Ltd., at a cost of $262,338; and 548,629 Shares were purchased on behalf of the Managed Account at a cost of $5,122,469. The source of funds for the purchase of all such Shares was investment capital.
Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended December 31, 1994, there were outstanding as of December 31, 1994 32,095,791 Shares. Omega Capital Partners, L.P., owns 1,227,428 Shares, or 3.8% of those outstanding; Omega Institutional Partners, L.P., owns 1,008,454 Shares, or 3.1% of those outstanding; Omega Overseas Partners, Ltd., owns 406,326 Shares, or 1.4% of those outstanding; Omega
                        Page 3 of 6 Pages

Overseas Partners II, Ltd., owns 51,779 Shares, or 0.2% of those outstanding; and the Managed Account owns 548,629 Shares, or 1.7% of those outstanding.
     The following table details the transactions by each of Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Overseas Partners, Ltd., Omega Overseas Partners II, Ltd., and the Managed Account in the last 60 days. All of the transactions, except those noted by an asterisk, were open market transactions.


               OMEGA CAPITAL PARTNERS, L.P.

  Date of      Nature of           Amount of      Price Per
Transaction    Transaction         Shares           Share

4/12/95          Sale               9,300         $15.24
4/12/95          Sale              54,000          16.11
4/25/95          Sale              34,200          16.98
4/26/95          Sale              44,900          16.95
4/27/95          Sale              24,100          16.94
4/06/95           *                79,652            *
4/28/95           *               273,649            *


               OMEGA INSTITUTIONAL PARTNERS, L.P.

 Date of       Nature of           Amount of      Price Per
Transaction    Transaction         Shares           Share

4/12/95          Sale              12,000         $ 15.24
4/12/95          Sale              68,300           16.12
4/26/95          Sale               5,200           16.95
4/27/95          Sale               2,900           16.94
4/06/95           *                66,757             *
4/28/95           *               218,140             *


                  OMEGA OVERSEAS PARTNERS, LTD.

 Date of       Nature of           Amount of      Price Per
Transaction    Transaction         Shares           Share

4/05/95          Sale              13,400         $13.625
4/11/95          Sale              85,500          14.09
4/12/95          Sale               7,700          15.24

                        Page 4 of 6 Pages
4/12/95          Sale              45,000          16.12
4/24/95          Sale              45,400          17.31
4/25/95          Sale              25,800          16.98
4/26/95          Sale              19,500          16.95
4/27/95          Sale              11,000          16.94
4/28/95          Sale               8,900          16.75
4/06/95           *                66,757            *
4/28/95           *               150,352            *


                OMEGA OVERSEAS PARTNERS II, LTD.

 Date of        Nature of          Amount of      Price Per
Transaction     Transaction        Shares           Share

4/05/95           Sale              1,600         $13.625
4/11/95           Sale             11,700          14.09
4/12/95           Sale              1,200          15.24
4/12/95           Sale              6,400          16.12
4/24/95           Sale              7,100          17.31
4/26/95           Sale              2,200          16.95
4/27/95           Sale             30,000          16.94
4/06/95            *               62,256            *
4/28/95            *               22,485            *



                         MANAGED ACCOUNT


 Date of       Nature of           Amount of      Price Per
Transaction    Transaction          Shares          Share

3/06/95          Buy               10,000         $12.375
3/08/95          Sale              19,200          12.93
4/11/95          Sale               2,800          14.09
4/12/95          Sale              89,733          16.12
4/12/95          Sale               8,400          15.24
4/26/95          Sale               8,200          16.95
4/27/95          Sale               4,500          16.94
4/28/95          Sale               1,100          16.75
4/06/95           *                27,735            *
4/28/95           *               102,769            *


*These Shares were distributed in exchange for the Company's Bonds pursuant to the Chapter 11 Plan of Reorganization confirmed on September 21, 1993.


                       Page 5 of 6 Pages

                           Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.

Dated: May 1, 1995




/s/ ALAN M. STARK
ALAN M. STARK on behalf of
LEON G. COOPERMAN, individually
and as managing partner of Omega
Capital Partners, L.P., and Omega
Institutional Partners, L.P., and as
President of Omega Advisors, Inc.
pursuant to Power of Attorney on file.



ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
Omega\Wang1.13D


















                         Page 6 of 6 Pages